UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NGL Energy Partners LP

(Name of Issuer)

Common units representing limited partnership interests

(Title of Class of Securities)

62913M107

(CUSIP Number)

Frank B. Mapel, Chief Executive Officer

Pacer Propane Holding, Inc.

1209 Orange Street

Wilmington, DE 19801

(626) 458-0577

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 3, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 62913M107

1	Name of Reporting Person Pacer Propane Holding, Inc.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,500,000

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 1,500,000

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.4% (1)

14	Type of Reporting Person* CO

(1) Approximate figure based upon 23,296,253 Common Units outstanding as of January 3, 2012, including (a) 21,796,253 Common Units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011 and (b) 1,500,000 Common Units issued on January 3, 2012 pursuant to the Contribution and Sale Agreements (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person Pacer Propane Holding, L.P.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 1,500,000

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 1,500,000

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,500,000

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 6.4% (1)

14	Type of Reporting Person* PN

(1) Approximate figure based upon 23,296,253 Common Units outstanding as of January 3, 2012, including (a) 21,796,253 Common Units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011 and (b) 1,500,000 Common Units issued on January 3, 2012 pursuant to the Contribution and Sale Agreements (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person Liberty Propane, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 97,574

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 97,574

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 97,574

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.4% (1)

14	Type of Reporting Person* OO

(1) Approximate figure based upon 23,296,253 Common Units outstanding as of January 3, 2012, including (a) 21,796,253 Common Units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011 and (b) 1,500,000 Common Units issued on January 3, 2012 pursuant to the Contribution and Sale Agreements (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person Pacer-Enviro Propane, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 299,312

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 299,312

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 299,312

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.3% (1)

14	Type of Reporting Person* OO

(1) Approximate figure based upon 23,296,253 Common Units outstanding as of January 3, 2012, including (a) 21,796,253 Common Units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011 and (b) 1,500,000 Common Units issued on January 3, 2012 pursuant to the Contribution and Sale Agreements (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person Pacer-Pittman Propane, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Mississippi

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 220,299

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 220,299

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 220,299

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.9% (1)

14	Type of Reporting Person* OO

(1) Approximate figure based upon 23,296,253 Common Units outstanding as of January 3, 2012, including (a) 21,796,253 Common Units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011 and (b) 1,500,000 Common Units issued on January 3, 2012 pursuant to the Contribution and Sale Agreements (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person Pacer-Portland Propane, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Oregon

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 312,500

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 312,500

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 315,500

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.3% (1)

14	Type of Reporting Person* OO

(1) Approximate figure based upon 23,296,253 Common Units outstanding as of January 3, 2012, including (a) 21,796,253 Common Units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011 and (b) 1,500,000 Common Units issued on January 3, 2012 pursuant to the Contribution and Sale Agreements (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person Pacer Propane (Washington), L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Washington

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 281,280

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 281,280

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 281,280

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 1.2% (1)

14	Type of Reporting Person* OO

((1) Approximate figure based upon 23,296,253 Common Units outstanding as of January 3, 2012, including (a) 21,796,253 Common Units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011 and (b) 1,500,000 Common Units issued on January 3, 2012 pursuant to the Contribution and Sale Agreements (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person Pacer-Salida Propane, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 165,543

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 165,543

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 165,543

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.7% (1)

14	Type of Reporting Person* OO

(1) Approximate figure based upon 23,296,253 Common Units outstanding as of January 3, 2012, including (a) 21,796,253 Common Units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011 and (b) 1,500,000 Common Units issued on January 3, 2012 pursuant to the Contribution and Sale Agreements (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

CUSIP No. 62913M107

1	Name of Reporting Person Pacer-Utah Propane, L.L.C.

2	Check the Appropriate Box if a Member of a Group*
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds* OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Utah

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power: 123,492

	8	Shared Voting Power: 0

	9	Sole Dispositive Power: 123,492

	10	Shared Dispositive Power: 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 123,492

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 0.5% (1)

14	Type of Reporting Person* OO

(1) Approximate figure based upon 23,296,253 Common Units outstanding as of January 3, 2012, including (a) 21,796,253 Common Units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011 and (b) 1,500,000 Common Units issued on January 3, 2012 pursuant to the Contribution and Sale Agreements (defined below).  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Reporting Person owns none.

Item 1.    Security and Issuer

This Schedule 13D relates to common units (“Common Units”) representing limited partner interests in NGL Energy Partners LP (the “Issuer”).  The Issuer is a Delaware limited partnership with its principal offices located at 6120 South Yale Avenue, Suite 805, Tulsa, Oklahoma 74136.

Item 2.    Identity and Background

(a)-(c) and (f)         This Schedule 13D is filed jointly, pursuant to a Joint Filing Agreement attached hereto as Exhibit 1, by the following persons (collectively, the “Reporting Persons”):

1.                                       Pacer Propane Holding, Inc., a Delaware corporation (“GP”), whose principal business is holding the general partner interest in LP (as defined below) and whose address is 1209 Orange Street, Wilmington, DE 19801;

2.                                       Pacer Propane Holding, L.P., a Delaware limited partnership (“LP”), whose principal business is holding membership interests in the Holding Companies (as defined below) and whose address is 1209 Orange Street, Wilmington, DE 19801;

3.                                       Liberty Propane, L.L.C., an Illinois limited liability company (“Liberty”), whose principal business is holding Issuer Common Units and whose address is 15680 Canal Bank Road, Lemont, IL 60439;

4.                                       Pacer-Enviro Propane, L.L.C., a Washington limited liability company (“Enviro”), whose principal business is holding Issuer Common Units and whose address is 19701 74th Avenue NE, Arlington, WA 98223;

5.                                       Pacer-Pittman Propane, L.L.C., a Mississippi limited liability company (“Pittman”), whose principal business is holding Issuer Common Units and whose address is 201 South Fillmore Street, Corinth, MS 38834;

6.                                       Pacer-Portland Propane, L.L.C., an Oregon limited liability company (“Portland”), whose principal business is holding Issuer Common Units and whose address is 506 Industrial Way, P.O. Box 573, Mollala, OR 97038;

7.                                       Pacer-Propane (Washington), L.L.C., a Washington limited liability company (“Washington”), whose principal business is holding Issuer Common Units and whose address is 18459 NE 76th Street, Redmond, WA 98052;

8.                                       Pacer-Salida Propane, L.L.C., a Colorado limited liability company (“Salida”), whose principal business is holding Issuer Common Units and whose address is 10013 W. Highway 50, Poncha Springs, CO 81242; and

9.                                       Pacer-Utah Propane, L.L.C., a Utah limited liability company (“Utah” and, together with the entities in 3-8 above, the “Holding Companies”), whose principal business is holding Issuer Common Units and whose address is 1940 North Redwood Road, Salt Lake City, UT 84116.

Each of the Holding Companies is member managed and otherwise controlled by LP as its majority member.  LP is controlled by GP, its sole general partner, which is controlled by its board of directors.  LP and the Holding Companies have no executive officers.

The name and present principal occupation of each director and executive officer of GP (the “GP Covered Individuals”) is set forth below.

Name	Principal Occupation
Larry N. Summers	Director and President of GP
Thomas M. Krake	Director, Vice President and Assistant Secretary of GP
Frank B. Mapel	Director and Chief Executive Officer of GP

Donald T. Mapel	Director of GP and Investor
James J. Keatley	Director of GP and Investor

The name and present principal occupation of each manager of the Holding Companies (“Holding Company Covered Individuals” and, together with the GP Covered Individuals, the “Covered Individuals” and, the Covered Individuals together with the Reporting Persons, the “Covered Persons”) is set forth below:

Name	Position at Holding Company	Principal Occupation
Liberty
Thomas L. VanLandschoot	Manager and Member of Liberty	Employee of Hicksgas, LLC

Enviro
Steven K. Stebing	Manager and Member of Enviro	Employee of Hicksgas, LLC

Pittman
Joseph T. Mazeroll	Manager and Member of Pittman	Employee of Hicksgas, LLC
Dennis R. Wenzl	Manager and Member of Pittman	Employee of Hicksgas, LLC

Portland
David L. Blanchard	Manager and Member of Portland	Employee of Hicksgas, LLC
William R. White	Manager of Portland	Employee of Hicksgas, LLC

Washington
Larry Feero	Manager of Washington	Employee of Hicksgas, LLC

Salida
Kim E. Husebye	Member of Salida	Retired
Frank DeLuca	Manager of Salida	Employee of Hicksgas, LLC

Utah
David W. Sortor	Manager and Member of Utah	Employee of Hicksgas, LLC

All Covered Individuals are United States citizens.  The principal business address of each of the Covered Individuals is the same as the Reporting Person for whom they are a director, officer, member or manager, as applicable.

(d)           During the last five years, none of the Covered Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the last five years, none of the Covered Persons were a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

The Common Units disclosed in this Schedule 13D were issued to the Holding Companies pursuant to the terms of seven Contribution and Sale Agreements (the “Contribution and Sale Agreements”), dated December 12, 2011, by and between the Issuer and the Holding Companies.  In accordance with the terms of the Contribution and Sale Agreements, the Holding Companies contributed substantially all of the assets comprising their propane operations to Hicksgas, LLC, a subsidiary of the Issuer, in exchange for approximately $30.5 million in cash (subject to a customary working capital adjustment) and the issuance of 1.5 million Common

Units.  The transactions contemplated by the Contribution and Sale Agreements, including the issuance of the Common Units, closed on January 3, 2012.

In connection with the closing, the Second Amended and Restated Limited Liability Company Agreement of NGL Energy Holdings LLC, the general partner of the Issuer (the “General Partner”), dated as of November 1, 2011, was amended by entering into Amendment No. 1 to the LLC Agreement (the “LLC Agreement Amendment”) to grant certain board observer rights to Frank B. Mapel, one of the founders of the Reporting Persons.  Also in connection with the closing and as contemplated by the Contribution and Sale Agreements, the current Registration Rights Agreement (the “Registration Rights Agreement”) of the Partnership was amended by entering into Amendment No. 2 and Joinder to First Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement Amendment”), dated January 3, 2012, by and among the General Partner and the Holding Companies.  The Registration Rights Agreement Amendment provides for, among other things, certain registration rights for the Common Units issued in connection with the Contribution and Sale Agreements and increases the total number of permitted demand registrations under the Registration Rights Agreement from six to seven.

The descriptions of the Contribution and Sale Agreements, the LLC Agreement Amendment and the Registration Rights Agreement Amendment are qualified in their entirety by reference to the full text of the agreements, which are filed as Exhibits 2-8, 9 and 10 to this Schedule 13D, respectively, and each is incorporated herein by reference.

Item 4.    Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

The Common Units described herein were acquired for investment purposes.  The Covered Persons will continuously evaluate their investment in the Common Units, alternative investment opportunities and all other factors deemed relevant in determining whether additional Common Units will be acquired by any of the Covered Persons or by other affiliated persons or whether any of the Reporting Persons or any such other affiliated persons will dispose of Common Units.  At any time, additional Common Units may be acquired or some or all of the Common Units beneficially owned by the Covered Persons may be sold, in either case in the open market, in privately negotiated transactions or otherwise.

None of the Covered Persons has any current plans or proposals that would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their ongoing evaluation of this investment and investment alternatives, the Covered Persons may consider such matters in the future and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, the Covered Persons may hold discussions with or make formal proposals to management or the Board, other holders of Common Units or other third parties regarding such matters.

Item 5.    Interest in Securities of the Issuer

(a)-(b)               The information contained on the cover pages and in Items 2 and 3 of this Schedule 13D is incorporated herein by reference.

The information in this Item 5 is given as of January 3, 2012, after giving effect to the Contribution and Sale Agreements and the transactions contemplated thereby.  The Reporting Persons intend to distribute the Common Units held by them (or held by them as a result of such distribution) to their equityholders on a pro-rata basis.  After such distributions, none of the Reporting Persons shall own any Common Units and therefore shall have no further reporting obligations under Section 13 of the Act.  Furthermore, no equityholder of the Reporting Persons shall be deemed to beneficially own more than 5% of the Issuer’s Common Units as a result of the distributions.

After giving effect to the Contribution and Sale Agreements and the transactions contemplated thereby, the Reporting Persons, collectively, may be deemed to be the beneficial owners of 1,500,000 Common Units (approximately 6.4% of outstanding Common Units).  Such Common Units are held directly by the Holding Companies in the following amounts:

Holding Company	Common Units	Percentage of Outstanding
Liberty	97,574	0.4%
Enviro	299,312	1.3%
Pittman	220,299	0.9%
Portland	312,500	1.3%
Washington	281,280	1.2%
Salida	165,543	0.7%
Utah	123,492	0.5%

Each Holding Company may be deemed to have sole voting and dispositive power over the Common Units held by them.  As majority member of each of the Holding Companies, LP may be deemed to have sole voting and dispositive power over the 1,500,000 Common Units (approximately 6.4% of outstanding Common Units) held by the Holding Companies.  As general partner of LP, GP may also be deemed to have sole voting and dispositive power over 1,500,000 Common Units (approximately 6.4% of outstanding Common Units) held by the Holding Companies.  None of the Reporting Persons has shared voting or dispositive power over any Common Units.

The Reporting Persons may constitute a “group” for purposes of Rule 13d-5 under the Exchange Act with respect to their respective beneficial ownership of the Common Units at the time of the applicable event requiring disclosure in this Schedule 13D.  Pursuant to Rule 13d-5(b)(1) under the Exchange Act, if the Reporting Persons constitute such a group, the Reporting Persons would be deemed to have beneficial ownership of all equity securities of the Issuer beneficially owned by any of such Reporting Persons.  In such event, each Reporting Person would be deemed to beneficially own, by virtue of Rule 13d-5(b)(1), an aggregate of 1,500,000 Common Units (approximately 6.4% of outstanding Common Units).

The aforementioned ownership percentages are based on 23,296,253 Common Units outstanding as of January 3, 2012, including (a) 21,796,253 Common Units outstanding as of November 11, 2011 per the Issuer’s Form 10-Q filed with SEC on November 14, 2011 and (b) 1,500,000 Common Units issued on January 3, 2012 pursuant to the Contribution and Sale Agreements.  Outstanding units do not include 5,919,346 subordinated units issued and outstanding, of which the Covered Persons own none.  The Covered Individuals do not own any Common Units.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Covered Persons (other than by the Holding Companies, solely with respect to their individual direct holdings of Common Units) that they are the beneficial owner of any of the Common Units referred to herein for the purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership is expressly disclaimed by each Covered Person (other than by the Holding Companies, solely with respect to their individual direct holdings of Common Units) except to the extent of such Covered Person’s pecuniary interest, if any, in the Common Units.

(c)           Except as set forth in this Schedule 13D, none of the Covered Persons has effected any transactions in Common Units in the past 60 days.

(d)                                 Not applicable.

(e)                                  As discussed in Item 5(a) above, the Reporting Persons intend to distribute the Common Units held by them (or held by them as a result of such distribution) to their equityholders on a pro-rata basis.  After such distributions, the Reporting Persons shall cease to be the beneficial owners of more than 5% of the Common Units.

Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information contained in Items 2 and 3 of this Schedule 13D is incorporated herein by reference.

For the sake of clarity, although the Reporting Persons intend to distribute the Common Units held by them to their equityholders on a pro-rata basis (as discussed in Item 5 of this Schedule 13D), until such time as such Common Units are actually distributed to such equityholders, the equityholders may not be deemed to have voting or investment power over such Common Units.  Furthermore, other than as described in this Schedule 13D, there is no contract, arrangement, understanding or relationship among any of the Covered Persons or any of the Covered Persons and any other person with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

1                                          Joint Filing Agreement among the Reporting Persons, dated January 13, 2012.

2                                          Contribution and Sale Agreement, dated December 12, 2011, by and between NGL Energy Partners LP and Liberty Propane, L.L.C. (incorporated by reference to Exhibit 2.1 of the Issuer’s Form 8-K dated January 9, 2012).

3                                          Contribution and Sale Agreement, dated December 12, 2011, by and between NGL Energy Partners LP and Pacer-Enviro Propane, L.L.C. (incorporated by reference to Exhibit 2.2 of the Issuer’s Form 8-K dated January 9, 2012).

4                                          Contribution and Sale Agreement, dated December 12, 2011, by and between NGL Energy Partners LP and Pacer-Pittman Propane, L.L.C. (incorporated by reference to Exhibit 2.3 of the Issuer’s Form 8-K dated January 9, 2012).

5                                          Contribution and Sale Agreement, dated December 12, 2011, by and between NGL Energy Partners LP and Pacer-Portland Propane, L.L.C. (incorporated by reference to Exhibit 2.4 of the Issuer’s Form 8-K dated January 9, 2012).

6                                          Contribution and Sale Agreement, dated December 12, 2011, by and between NGL Energy Partners LP and Pacer Propane (Washington), L.L.C. (incorporated by reference to Exhibit 2.5 of the Issuer’s Form 8-K dated January 9, 2012).

7                                          Contribution and Sale Agreement, dated December 12, 2011, by and between NGL Energy Partners LP and Pacer-Salida Propane, L.L.C. (incorporated by reference to Exhibit 2.6 of the Issuer’s Form 8-K dated January 9, 2012).

8                                          Contribution and Sale Agreement, dated December 12, 2011, by and between NGL Energy Partners LP and Pacer-Utah Propane, L.L.C. (incorporated by reference to Exhibit 2.7 of the Issuer’s Form 8-K dated January 9, 2012).

9                                          Amendment No. 1 to Second Amended and Restated Limited Liability Company Agreement of NGL Energy Holdings LLC, dated as of January 3, 2012 (incorporated by reference to Exhibit 3.2 of the Issuer’s Form 8-K dated January 9, 2012).

10                                    Amendment No. 2 and Joinder to First Amended and Restated Registration Rights Agreement, dated January 3, 2012, by and among NGL Energy Holdings LLC, Liberty Propane, L.L.C., Pacer-Enviro Propane, L.L.C., Pacer-Pittman Propane, L.L.C., Pacer-Portland Propane, L.L.C., Pacer Propane (Washington), L.L.C., Pacer-Salida Propane, L.L.C. and Pacer-Utah Propane, L.L.C.  (incorporated by reference to Exhibit 4.1 of the Issuer’s Form 8-K dated January 9, 2012).

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: January 13, 2012

PACER PROPANE HOLDING, INC.

	By:	/s/ Frank B. Mapel
	Name:	Frank B. Mapel
	Title:	Chief Executive Officer

PACER PROPANE HOLDING, L.P.

	By:	Pacer Propane Holding, Inc., its general partner

	By:	/s/ Frank B. Mapel
	Name:	Frank B. Mapel
	Title:	Chief Executive Officer

LIBERTY PROPANE, L.L.C.

	By:	Pacer Propane Holding, L.P., its member

		By:	Pacer Propane Holding, Inc., its general partner

	By:	/s/ Frank B. Mapel
	Name:	Frank B. Mapel
	Title:	Chief Executive Officer

PACER-ENVIRO PROPANE, L.L.C.

	By:	Pacer Propane Holding, L.P., its member

		By:	Pacer Propane Holding, Inc., its general partner

	By:	/s/ Frank B. Mapel
	Name:	Frank B. Mapel
	Title:	Chief Executive Officer

PACER-PITTMAN PROPANE, L.L.C.

	By:	Pacer Propane Holding, L.P., its member

		By:	Pacer Propane Holding, Inc., its general partner

	By:	/s/ Frank B. Mapel
	Name:	Frank B. Mapel
	Title:	Chief Executive Officer

[Schedule 13D Filing]

PACER-PORTLAND PROPANE, L.L.C.

By:	Pacer Propane Holding, L.P., its member

	By:	Pacer Propane Holding, Inc., its general partner

By:	/s/ Frank B. Mapel
Name:	Frank B. Mapel
Title:	Chief Executive Officer

PACER PROPANE (WASHINGTON), L.L.C.

By:	Pacer Propane Holding, L.P., its member

	By:	Pacer Propane Holding, Inc., its general partner

By:	/s/ Frank B. Mapel
Name:	Frank B. Mapel
Title:	Chief Executive Officer

PACER-SALIDA PROPANE, L.L.C.

By:	Pacer Propane Holding, L.P., its member

	By:	Pacer Propane Holding, Inc., its general partner

By:	/s/ Frank B. Mapel
Name:	Frank B. Mapel
Title:	Chief Executive Officer

PACER-UTAH PROPANE, L.L.C.

By:	Pacer Propane Holding, L.P., its member

	By:	Pacer Propane Holding, Inc., its general partner

By:	/s/ Frank B. Mapel
Name:	Frank B. Mapel
Title:	Chief Executive Officer

[Schedule 13D Filing]